                                                              RULE NO.424(b)(2)
                                                      REGISTRATION NO. 33-62811


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 1, 1995)

                                  $115,000,000
                      HEALTH CARE PROPERTY INVESTORS, INC.
                    6.5% SENIOR NOTES DUE FEBRUARY 15, 2006

                               ----------------

  Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, beginning August 15, 1996. The Notes will not be redeemable prior to maturity.

  The Notes will be represented by one global security (the "Global Security") registered in the name of the nominee of The Depository Trust Company, which will act as depositary (the "Depositary"). Interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein under "Description of Notes," owners of beneficial interests in the Global Security will not be entitled to receive physical delivery of Notes in definitive form and the Global Security will not be exchangeable except for one or more other global securities of like denomination and terms to be registered in the name of the Depositary or its nominee. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes" herein.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
    PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
     CRIMINAL OFFENSE.

                               ----------------

             THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
               PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.
                ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      PRICE TO     UNDERWRITING    PROCEEDS TO
                                     PUBLIC(1)      DISCOUNT(2)   COMPANY(1)(3)
-------------------------------------------------------------------------------
Per Note..........................    99.247%          .7%          98.547%
-------------------------------------------------------------------------------
Total.............................  $114,134,050     $805,000     $113,329,050
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from February 16, 1996.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $200,000.

                               ----------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Global Security will be made through the facilities of the Depositary on or about February 16, 1996.

                               ----------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.

                               ----------------

          The date of this Prospectus Supplement is February 13, 1996.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement should be read in conjunction with the accompanying Prospectus relating to the issuance of up to $200,000,000 aggregate offering price of Securities.

THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust ("REIT"). The Company was organized to invest in health care related real estate located throughout the United States, including long term care facilities, acute care and rehabilitation hospitals, assisted living and congregate care facilities, medical office buildings, physician group practice clinics and psychiatric facilities. Having commenced business a little more than 10 years ago, the Company today is the second oldest REIT specializing in health care real estate. Presently the Company is one of the 10 largest REITs in terms of market value of common stock. The market value of the Company's common stock, which is traded on the New York Stock Exchange under the ticker symbol "HCP", was approximately $1.0 billion as of January 31, 1996.

  Since receiving its initial senior debt rating of Baa1/BBB by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("Standard & Poor's") in 1986, the Company has historically maintained or improved its ratings. Currently, its senior debt is rated Baa1/BBB+/A- by Moody's, Standard & Poor's and Duff & Phelps Credit Rating Co. ("Duff & Phelps"), respectively. The Company believes that it has had an excellent track record in attracting and retaining key employees. The Company's five executive officers have worked with the Company on average for 10 years. The average tenure overall of its employee base is seven years.

  At December 31, 1995, the gross acquisition price of the Company's 202 leased or mortgaged properties (the "Properties"), including partnership acquisitions and mortgage loan acquisitions, was approximately $825 million. Of the Properties, the Company owned an interest in 177 properties located in 35 states, which were leased or subleased pursuant to long term leases (the "Leases") to 44 health care providers (the "Lessees"). The Company also holds mortgage loans on 25 properties that are owned and operated by 11 health care providers.

RECENT DEVELOPMENTS

  Net income for the year ended December 31, 1995 totaled $80.3 million or $2.83 per share of common stock on revenue of $105.7 million. For the year ended December 31, 1995 net income included a gain on the sale of certain properties of $23.6 million or $0.83 per share of common stock. Before the sale of certain Properties, net income amounted to a new high of $56.7 million, an increase of 13% over the prior year. For the year ended December 31, 1995, funds from operations increased to $75.4 million, compared with $67.0 million for the corresponding period in the prior year, which represents an increase of 6% on a per share basis.

THE OFFERING

Securities Offered.................. $115,000,000 principal amount of 6.5% Senior Notes due February 15, 2006. The Notes will not be
                                     redeemable prior to maturity.
Interest Payment Dates.............. February 15 and August 15, commencing August 15,
                                     1996.
Ranking............................. The Notes will rank on a parity with all other unsecured and unsubordinated indebtedness of the
                                     Company.
Use of Proceeds..................... The net proceeds from the sale of the Notes offered hereby are intended to be used to repay
                                     approximately $82.0 million of short-term bank debt
                                     and the remainder for general corporate purposes.

                                  THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust ("REIT"). The Company was organized to invest in health care related real estate located throughout the United States, including long term care facilities, acute care and rehabilitation hospitals, assisted living and congregate care facilities, medical office buildings, physician group practice clinics and psychiatric facilities. Having commenced business a little more than 10 years ago, the Company today is the second oldest REIT specializing in health care real estate. Presently the Company is one of the 10 largest REITs in terms of market value of common stock. The market value of the Company's common stock, which is traded on the New York Stock Exchange under the ticker symbol "HCP", was approximately $1.0 billion as of January 31, 1996.

  Since receiving its initial senior debt rating of Baa1/BBB by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("Standard & Poor's") in 1986, the Company has historically maintained or improved its ratings. Currently, its senior debt is rated Baa1/BBB+/A- by Moody's, Standard & Poor's and Duff & Phelps Credit Rating Co. ("Duff & Phelps"), respectively. The Company believes that it has had an excellent track record in attracting and retaining key employees. The Company's five executive officers have worked with the Company on average for 10 years. The average tenure overall of its employee base is seven years.

  At December 31, 1995, the gross acquisition price of the Company's 202 leased or mortgaged properties (the "Properties"), including partnership acquisitions and mortgage loan acquisitions, was approximately $825 million. Of the Properties, the Company owned an interest in 177 properties located in 35 states, which were leased or subleased pursuant to long-term leases (the "Leases") to 44 health care providers (the "Lessees"). These Lessees currently include subsidiaries of Vencor, Inc. ("Vencor"), Tenet Healthcare Corporation ("Tenet"), HealthSouth Corporation ("HealthSouth"), Beverly Enterprises, Inc. ("Beverly"), Horizon/CMS Healthcare Corp. ("Horizon/CMS"), and Columbia/HCA Healthcare Corp. ("Columbia"). The Company also holds mortgage loans on 25 properties that are owned and operated by 11 health care providers, including subsidiaries of Beverly and OrNda Healthcare ("OrNda"). Of the health care providers, Vencor and Beverly account for approximately 22% and 11%, respectively, of the Company's total revenue as of December 31, 1995. 70% of the Company's revenues are derived from Properties operated by publicly traded health care providers.

  The initial base rental rates of the Leases entered into by the Company during the two years ended December 31, 1995 have generally ranged from 9% to 12% per annum of the acquisition price of the related Property. Rental rates vary by Lease, taking into consideration many factors, including, but not limited to, credit of the Lessee, operating performance of the facility, interest rates at the commencement of the Lease and location, as well as type and physical condition of the facility. Most of the Leases provide for additional rents which are based upon a percentage of increased revenue over specific base period revenue of the leased Properties. Certain Leases have annual fixed rent increases or rent increases based on inflation indices. Initial interest rates on mortgage loans ("Loans") held by the Company and entered into during the two years ended December 31, 1995 have generally ranged from 10% to 12% per annum. Loans originated by the Company generally provide for annual increases in the interest rate. Additional rents and interest received for the years ended December 31, 1995, 1994 and 1993 were $18.1 million, $16.7 million and $14.7 million, respectively. The primary or fixed terms of the Leases generally range from 10 to 15 years, and generally have one or more five-year (or longer) renewal options. Obligations under the Leases, in most cases, have corporate parent or shareholder guarantees; 89 Leases and Loans covering 13 facilities are backed by irrevocable letters of credit from various financial institutions which cover from three to 12 months of Lease or Loan payments. The Lessees and mortgagors are required to renew such letters of credit during the Lease or Loan term in amounts which may change based upon the passage of time, improved operating cash flows or improved credit ratings.

  On September 27, 1995 shareholders of both Vencor and The Hillhaven Corporation ("Hillhaven") approved the merger of the corporations, with Vencor as the surviving entity. This combination created one of the nation's largest providers of healthcare services. After this merger, Lessees of 63 of the Company's

202 Properties are subsidiaries of Vencor (formerly subsidiaries of Hillhaven). Rental income from the 63 Properties accounted for 22%, 23% and 24% of the Company's total revenue for the years ended December 31, 1995, 1994 and 1993, respectively. Based upon public reports, Vencor's net operating revenue and net loss for the nine months ended September 30, 1995 were approximately $1.7 billion and $38 million, respectively; and Vencor's total assets and stockholders' equity as of September 30, 1995 were approximately $1.8 billion and $591 million, respectively. Included in the net loss for the nine months ended September 30, 1995 were pretax charges aggregating $128.4 million primarily in connection with the Hillhaven merger which included investment advisory and professional fees, employee benefit plan and severance costs, losses on the planned disposition of certain nursing center properties and losses on certain prior year nursing center third-party reimbursement issues. Prior to the merger, Hillhaven announced net operating revenue and net income for the year ended May 31, 1995 of approximately $1.6 billion and $51 million, respectively. All Properties leased by the Company to Vencor are unconditionally guaranteed through the primary lease term by Tenet, formerly the parent of Hillhaven.

  Five Properties (two acute care hospitals, two rehabilitation hospitals and one psychiatric facility) were initially leased to subsidiaries of Tenet. In January 1994, subsidiaries of Tenet assigned the leases for the two rehabilitation hospitals to HealthSouth. Rental income from these five Properties accounted for 13%, 13% and 14% of the Company's total revenue for the years ended December 31, 1995, 1994 and 1993, respectively. For the year ended December 31, 1995, the two rehabilitation hospitals and the three remaining Properties leased to Tenet subsidiaries contributed 5% and 8% of the Company's total revenue, respectively. In March 1995, the lease on the psychiatric facility was assigned to a new lessee. Tenet remains financially responsible to the Company under its unconditional guarantee through the primary lease term on the five Properties. Tenet is one of the nation's largest health care services companies, providing a broad range of services through the ownership and management of health care facilities. Based on public reports, for the six months ended November 30, 1995, Tenet reported net operating revenue and net income of approximately $2.7 billion and $301 million, respectively. At November 30, 1995, Tenet's net assets and shareholders equity were approximately $8.1 billion and $2.4 billion, respectively. Based upon public reports, for the year ended May 31, 1995, Tenet reported net operating revenue and net income of approximately $3.3 billion and $165 million, respectively, and total assets and stockholders' equity of approximately $7.9 billion and $2.0 billion, respectively. On March 1, 1995 National Medical Enterprises, Inc. (as Tenet was formerly known) acquired American Medical Holdings, Inc., changed its name to Tenet Healthcare Corporation and became the second largest investor-owned hospital management company in the United States.

  In September 1988, the Company leased 25 long term care facilities and one congregate care living center to Beverly, which is the largest provider of long term care in the United States. In April 1995, the Company sold 10 leased facilities to Beverly for $43,450,000, resulting in a gain of $23,550,000. Under the terms of the sale, the Company received net cash proceeds of $8,387,000 and is providing a 15 year mortgage to Beverly in the amount of $34,760,000. This transaction has changed the character of the revenue from these 10 facilities from rental income to interest income. Revenue from the 26 Beverly Properties represented approximately 11% of the Company's total revenue for the year ended December 31, 1995. Based upon public reports, Beverly's net operating revenue and net loss for the year ended December 31, 1995 were approximately $3.2 billion and $8.1 million, respectively. Included in the year end loss are pretax charges aggregating $112.7 million relating primarily to a charge for impaired assets (related to adoption of Statement of Financial Accounting Standards No. 121) and the write off of software and business development costs, as well as a charge related to an overhead and staff reduction program. Beverly's total assets and stockholders' equity as of September 30, 1995 were approximately $2.5 billion and $1.0 billion, respectively. For the year ended December 31, 1994, Beverly reported net operating revenue and net income of approximately $3.0 billion and $75.0 million, respectively, and total assets and stockholders' equity of $2.3 billion and $827.2 million, respectively.

  The Company leases eight properties to Horizon/CMS and rental income from these Properties accounted for 9% of the Company's total revenue for the year ended December 31, 1995. In July 1995, Horizon Healthcare Corporation ("Horizon Healthcare") and Continental Medical Systems, Inc. merged to form Horizon/CMS. The merger (the "CMS Merger") created one of the largest specialty health care providers in the United States. Based on public reports, for the six months ended November 30, 1995, Horizon/CMS reported net operating revenues and net loss of approximately $872.2 million and $31.5 million, respectively, and total assets and stockholders' equity of approximately $1.5 billion and $627.7 million, respectively. Included in the net loss for the six months ended November 30, 1995 was a special charge of approximately $63.5 million (pre-tax) from the write-off of costs which had been incurred in completing the CMS Merger and restructuring measures to combine previously separate companies and an extraordinary loss, net of tax, of $22.1 million, for retirement of certain CMS debt. For the year ended May 31, 1995, Horizon Healthcare reported net operating revenues and net income of $639.1 million and $31.2 million, respectively, and total assets and stockholders' equity of approximately $723.8 million and $420.1 million, respectively.

   On April 25, 1995, the completion of the acquisition of HealthTrust, Inc.- The Hospital Company ("HealthTrust") by Columbia was announced. At December 31, 1995, the Company has provided or has committed to provide approximately $42.9 million in acquisition or construction funds for seven medical office buildings which are leased by HealthTrust. All of these medical office buildings have been completed with the exception of tenant build out agreements. The Company holds Loans secured by two hospitals and two medical office buildings initially totaling $34.5 million to First Texas Medical, Inc. and LMH Investment Company. Both hospitals are managed by and leased to HCA Health Services of Texas, Inc., a wholly-owned subsidiary of Columbia. Based upon public reports, Columbia's net operating revenue and net income for the nine months ended September 30, 1995 were approximately $13.1 billion and $607 million, respectively; and Columbia's total assets and stockholders' equity as of September 30, 1995 were approximately $18.2 billion and $6.8 billion, respectively. For the year ended December 31, 1994, Columbia reported net operating revenue and net income of approximately $11.1 billion and $630 million, respectively, and total assets and stockholders' equity of$12.3 billion and $5.0 billion, respectively.

  Since 1987, the Company has committed to the development of 28 facilities, including five rehabilitation hospitals, 11 congregate care and assisted living facilities, five long term care facilities and seven medical office buildings representing an aggregate investment of approximately $189.6 million. As of December 31, 1995, costs of approximately $155 million have been funded and 22 facilities have been completed. The completed facilities comprise five rehabilitation hospitals, six congregate care and assisted living facilities, four long term care facilities and seven medical office buildings. The remaining development projects are scheduled for completion in 1996 or in 1997. Simultaneously with the commencement of each of these development programs and prior to funding, the Company enters into a lease agreement with the developer/operator.

  References herein to the Company include Health Care Property Investors, Inc. and its wholly-owned subsidiaries, unless the context otherwise requires. The Company's principal offices are located at 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024, and its telephone number is (310) 473-1990.

                              HEALTH CARE REFORM

  The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1993 and 1994 as a result of the national health care reform debate and has continued into 1996 as Congress attempts to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. For example, bills have been passed by the House and the Senate in the context of the federal budget reconciliation process which call for reduced future reimbursement to hospitals under the existing Medicare system, the establishment of a prospective payment system for Medicare reimbursement of long-term care, reduced growth in future Medicaid reimbursement and the establishment of a "block grant" program that would give states greater discretion in designing and administering their Medicaid programs than presently afforded under federal law.

  Spending in the United States health care industry during 1994 was approximately $938 billion, representing 14% of Gross Domestic Product. The Company believes that government and private efforts to contain or reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of the Company's Lessees. The Company believes that the vast nature of the health care industry, the financial strength and operating flexibility of its operators and the diversity of its portfolio will mitigate against the impact of any such diminution in reimbursements. However, the Company cannot predict whether any of the above proposals or any other proposals will be adopted and, if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the Company's financial condition or results of operations.

                              RECENT DEVELOPMENTS

  The Company announced $101.9 million of new investments during the year ended December 31, 1995 which constitutes a total of 21 facilities operated or to be operated upon completion of construction by nine different operators. These facilities included 15 assisted living facilities, five long term care facilities and a medical office building. Three of these facilities are presently under construction.

  Net income for the year ended December 31, 1995 totaled $80.3 million or $2.83 per share of common stock on revenue of $105.7 million compared to $50.0 million or $1.87 per share of common stock on revenue of $99.0 million for the prior year. For the year ended December 31, 1995 net income included a gain on the sale of certain properties of $23.6 million or $0.83 per share of common stock. Before the sale of Properties, net income amounted to a new high of $56.7 million, an increase of 13% over the prior year. For the year ended December 31, 1995, funds from operations increased to $75.4 million, compared with $67.0 million for the corresponding period in the prior year, which represents an increase of 6% on a per share basis.

  As of December 31, 1995, the Company had commitments to purchase and construct health care facilities totaling approximately $128 million which were expected to be funded during 1996 or in 1997. Of the foregoing, on February 1, 1996, the Company invested in five long term care campuses in North and South Carolina for $49 million. These campuses include 631 congregate or assisted living units and 222 long term care beds. The Company has leased ten facilities to Emeritus Corporation ("Emeritus") for a fifteen year term and made a loan to Emeritus for the remaining facility. Emeritus is one of the largest publicly traded providers of assisted living services in the United States. With this transaction, it is expected that revenues from Emeritus will approximate ten percent of the Company's current portfolio of rents.

                                  PROPERTIES

  Of the 202 health care facilities in which the Company had an investment as of December 31, 1995, the Company directly owns 133 facilities, including 95 long term care facilities, two rehabilitation hospitals, 24 congregate care and assisted living centers, one acute care hospital, nine medical office buildings and two physician group practice clinics.

  The Company has provided mortgage loans on 25 Properties, including 17 long term care facilities, two congregate care and assisted living centers, three acute care hospitals and three medical office buildings.

  At December 31, 1995, the Company also had varying percentage interests in several partnerships that together own 44 facilities, as discussed below:

    1. A 77% interest in a joint venture which owns two acute care hospitals, one psychiatric facility and 21 long term care facilities.

    2. A 50% interest in a partnership that owns 11 long term care facilities. On January 19, 1996, nine of these facilities were sold to the existing operators.

    3. Interests of between 90% and 97% in four joint ventures, each of which was formed to own a comprehensive rehabilitation hospital.

    4. A 50% interest in five partnerships, each of which owns a congregate care facility.

  The following table summarizes facility counts and revenue breakdown by state as of December 31, 1995:

                                                                      PERCENTAGE
                                                           NUMBER OF   OF TOTAL
                           STATE                           FACILITIES  REVENUE
                           -----                           ---------- ----------
      Texas...........................................         32        15.8%
      California......................................         27        11.1
      Florida.........................................         14         7.4
      Louisiana.......................................          5         6.4
      Indiana.........................................         13         6.0
      Arkansas........................................         12         5.8
      Tennessee.......................................         11         4.8
      Ohio............................................          9         4.6
      Kansas..........................................          5         4.4
      Missouri........................................         12         4.2
      Others(26 States) ..............................         62        29.5
                                                              ---       -----
                                                              202       100.0%
                                                              ===       =====

  The following summary of the Company's Properties shows certain pertinent information grouped by type of facility and equity interest as of December 31, 1995.

                                                                        NUMBER
                                                  EQUITY       NUMBER     OF
                                                 INTEREST        OF      BEDS/       TOTAL       ANNUAL TOTAL
FACILITY TYPE                                   (PERCENTAGE) FACILITIES UNITS(1) INVESTMENTS(2) RENTS/INTEREST
-------------                                   -----------  ---------- -------  -------------  --------------
                                                                                      (DOLLAR AMOUNTS IN
                                                                                          THOUSANDS)
Long Term Care Facilities.....................      100         112     13,731     $354,381         $51,010
Long Term Care Facilities.....................       77          21      2,438       56,673           9,803
Long Term Care Facilities.....................       50          11      1,302       23,109           2,984
Acute Care Hospitals..........................      100           4        646       46,063           5,460
Acute Care Hospitals..........................       77           2        356       42,806           7,610
Rehabilitation Hospitals......................      100           2        186       27,171           4,649
Rehabilitation Hospitals......................       97           3        200       32,380           6,210
Rehabilitation Hospital.......................       90           1        108       15,113           2,010
Congregate Care and Assisted Living Centers...      100          26      2,153      107,331          10,334
Congregate Care and Assisted Living Centers...       50           5        609       33,105           4,922
Medical Office Buildings(3)...................      100          12        --        54,646           5,907
Physician Clinics(4)..........................      100           2        --        28,143           2,969
Psychiatric Facility..........................       77           1        108        3,919             561
                                                                ---     ------     --------        --------
                                                                202     21,837     $824,840        $114,429
                                                                ===     ======     ========        ========

--------
(1) Congregate care and assisted living facilities are stated in units; all other facilities are stated in beds.

(2) Includes partnership investments, and incorporates all partners' assets and construction commitments.

(3) The medical office buildings encompass approximately 530,600 square feet.

(4) The physician clinics encompass approximately 331,900 square feet.

  Long Term Care Facilities. The Company and the partnerships in which it participates own or hold mortgage loan interests in 144 long term care facilities. These facilities are leased to various health care providers. Such long term care facilities offer restorative, rehabilitative and custodial nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Many long term care facilities have experienced significant growth in ancillary revenues and subacute care services over the past several years. Ancillary and subacute care revenues are derived from providing services to residents beyond room and board care and include occupational, physical, speech, respiratory, IV therapy, wound care, oncology treatment, brain injury care and orthopedic therapy as well as sales of pharmaceutical products and other services. Such revenues currently relate primarily to Medicare and private pay residents. The facilities are designed to supplement hospital care; many have transfer agreements with one or more acute care hospitals. These facilities depend to some degree upon referrals from practicing physicians and hospitals. Such services are paid for either from private sources of the patient or the patient's family, or through the federal Medicare and state Medicaid programs.

  Patients in long term care facilities are generally provided with accommodations, all meals, medical and nursing care and rehabilitation services including speech, physical and occupational therapy.

  As a part of the Omnibus Budget Reconciliation Act ("OBRA") of 1981, Congress established a waiver program under Medicaid to offer an alternative to institutional long term care services. The provisions of the Act and subsequent OBRA Acts of 1987 and 1991 allowed states, with federal approval, greater flexibility in program design as a means of developing cost-effective alternatives to delivering services traditionally provided in the long term care setting. Recently this has led to an increase in the number of assisted living facilities. This may adversely impact some long term care facilities for a period as individuals are shifted to the lower cost delivery system provided in the assisted living setting. The fact that assisted living services may be included as a Medicaid reimbursed service does not necessarily mean that more Government spending will be available for the delivery of health care services to the frail elderly.

  Acute Care Hospitals. The Company has an interest in six acute care hospitals, of which two each are operated by Tenet and Columbia and one each by OrNda and Dynamic Health Care, Inc.

  Acute care hospitals generally offer a wide range of services such as general and specialty surgery, intensive care units, clinical laboratories, physical and respiratory therapy, nuclear medicine, magnetic resonance imaging, neonatal and pediatric care units, outpatient units and emergency departments, among others. Such services are paid for either from private sources of the patient or the patient's family, or through the federal Medicare and state Medicaid programs.

  Rehabilitation Hospitals. The Company has an investment in six rehabilitation hospitals, of which three each are leased to Horizon and HealthSouth. These hospitals provide inpatient and outpatient care for patients who have sustained traumatic injuries or illnesses, such as spinal cord injuries, strokes, head injuries, orthopedic problems, work related disabilities and neurological diseases, as well as treatment for amputees and patients with severe arthritis. Rehabilitation programs encompass physical, occupational, speech and inhalation therapies, rehabilitative nursing and other specialties. Such services are paid for either from private sources of the patient or the patient's family, or through the federal Medicare program.

  Congregate Care and Assisted Living Centers. The Company and its partnerships have investments in 31 congregate care and assisted living centers. Congregate care centers typically contain studio and one and two bedroom apartments which are rented on a month-to-month basis by individuals, primarily those over 75 years of age. Residents, who must be ambulatory, are provided meals and eat in a central dining area; they may also be assisted with some daily living activities. These centers offer programs and services that allow residents certain conveniences and make it possible for them to live independently; staff is also available when residents need assistance and for group activities.

  Assisted living centers serve elderly persons who require more assistance with daily living activities than congregate care residents, but who do not require the constant supervision nursing homes provide. Services include personal supervision, assistance with eating, bathing, grooming and administering medication. Assisted living centers typically contain larger common areas for dining, group activities and relaxation to encourage social interaction. Residents typically rent studio and one bedroom units on a month-to-month basis.

  Charges for room and board and other services in both congregate care and assisted living centers are paid for from private sources.

  Medical Office Buildings. The Company has investments in 12 medical office buildings. These buildings are generally located adjacent to or a short distance from acute care hospitals. Medical office buildings contain physicians' offices and examination rooms, and may also include pharmacies, hospital ancillary service space and day-surgery operating rooms. Medical office buildings require more extensive plumbing, electrical, heating and cooling capabilities than commercial office buildings for sinks, brighter lights and special equipment physicians typically use. The Company's owned medical office buildings are master leased to a Lessee which then subleases office space to physicians or other medical practitioners.

  Physician Clinics. The Company has an investment in two physician clinics. Physician clinics generally provide a broad range of medical services through organized physician groups representing various medical specialties.

  Psychiatric Facility. The Company's one psychiatric facility offers comprehensive, multidisciplinary adult and adolescent care. A substance abuse program is offered in a separate unit of the hospital.

  Competition. The Company competes for property acquisitions with health care providers, other health care related REITs, real estate partnerships and other investors.

  The Company's Properties are subject to competition from the properties of other health care providers. Certain of these other operators have capital resources substantially in excess of those of the operators of the Company's facilities. In addition, the extent to which the Properties are utilized depends upon several factors, including the number of physicians using the health care facilities or referring patients there, competitive systems of health care delivery and the area population, size and composition. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant effect on the utilization of the

Properties. Virtually all of the Properties operate in a competitive environment and patients and referral sources, including physicians, may change their preferences for a health care facility from time to time.

  Lease Expiration Schedule. The average remaining base lease term on the Company's portfolio of properties is approximately seven years; the average remaining term on the Loans is approximately 10 years. The following table recaps the percentage of revenue per year as a percentage of total annual revenue reflecting mortgage maturities, and the earlier of lease expirations or the earliest possible purchase option date, where applicable:

                                                     PERCENTAGE
                                             # OF        OF
         YEAR                             FACILITIES  REVENUES
         ----                             ---------- ----------
         1996............................     16         3.3%
         1997............................      8         3.0
         1998............................     50        13.0
         1999............................     18        20.1
         2000............................      4        10.8
         2001............................     39        14.9
         2002............................      3         7.5
         2003............................      6         1.4
         2004............................      2         2.3
         2005............................      8         1.9
         2006............................      3         1.8
         2007-2017.......................     45        20.0
                                             ---       -----
                                             202       100.0%
                                             ===       =====

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby, estimated to be approximately $113,129,050, are intended to be used by the Company to repay approximately $82.0 million of short-term bank debt and the remainder for general corporate purposes. See "Recent Developments." Pending such use, the Company plans to temporarily invest remaining net proceeds in short-term money market obligations.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1995 and as adjusted to give effect to the issuance of the Notes offered hereby and the application of the net proceeds therefrom.

                                                         DECEMBER 31, 1995
                                                      (AMOUNTS IN THOUSANDS)
                                                      --------------------------
                                                        ACTUAL     AS ADJUSTED
                                                      -----------  -------------
Bank Notes Payable(1)................................ $    31,700   $       --
Mortgage Notes Payable...............................      13,390        13,390
6.10%-10.57% Senior Notes due 1998-2015(2)...........     153,994       153,994
6.5% Senior Notes due 2006(2)(3).....................         --        115,000
6% Convertible Subordinated Notes due 2000...........     100,000       100,000
Minority Interests in Joint Ventures.................      18,719        18,719
Preferred Stock, $1.00 par value:
 Authorized--50,000,000 shares; None Outstanding.....         --            --
Common Stock, $1.00 par value:
 Authorized--100,000,000 shares; Outstanding
  28,574,194 shares..................................      28,574        28,574
Additional Paid-in Capital...........................     353,166       353,166
Cumulative Net Income................................     319,329       319,329
Dividends Paid.......................................    (361,609)     (361,609)
                                                      -----------   -----------
Total Capitalization................................. $   657,263   $   740,563
                                                      ===========   ===========

--------
(1) Outstanding bank notes payable were approximately $82.0 million at February 13, 1996 bearing interest at approximately 5.49%.
(2) The Company's senior debt currently has the following credit ratings:
    Standard & Poor's assigns a BBB+ rating, Moody's assigns a Baa1 rating and Duff & Phelps assigns an A- rating.
(3) Net of original issue discount of $865,950.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        1991 1992 1993 1994 1995
                                                        ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges(1).................. 2.30 2.77 3.06 3.35 3.67

--------
(1) In computing the ratios of earnings to fixed charges: (a) earnings have been based on consolidated income from operations before fixed charges (exclusive of capitalized interest) and (b) fixed charges consist of interest on debt, including amounts capitalized and the pro rata share of the partnerships' fixed charges.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Set forth below is selected consolidated financial data with respect to the Company for the years ended December 31, 1993, 1994 and 1995. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included in the Company's Exchange Act Reports which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

                                           YEAR ENDED DECEMBER 31,
                                       ------------------------------
                                         1993      1994        1995
                                       --------  --------    --------
                                       (AMOUNTS IN THOUSANDS, EXCEPT
                                             PER SHARE AMOUNTS)
Revenue
 Base Rental Income..................  $ 60,389  $ 64,811    $ 68,717
 Additional Rental and Interest In-
  come...............................    14,698    16,707      18,078
 Interest and Other Income...........    15,188    15,042      18,160
 Facility Operating Revenue..........     2,274     2,436         741
                                       --------  --------    --------
                                         92,549    98,996     105,696
                                       --------  --------    --------
Expense
 Interest Expense....................    19,728    20,133      19,339
 Depreciation/Noncash Charges........    17,862    17,521      19,208
 Other Expenses......................     5,147     5,185       6,034
 Facility Operating Expenses.........     2,306     2,595         720
                                       --------  --------    --------
                                         45,043    45,434      45,301
                                       --------  --------    --------
Income from Operations...............    47,506    53,562      60,395
Minority Interests...................    (3,419)   (3,585)     (3,679)
Gain on Sale of Real Estate Proper-
 ties................................       --        --       23,550
                                       --------  --------    --------
Net Income...........................  $ 44,087  $ 49,977(2) $ 80,266(1)
                                       ========  ========    ========
Net Income Per Common Share..........  $   1.66  $   1.87(2) $   2.83(1)
                                       ========  ========    ========
Funds From Operations................  $ 61,427  $ 66,966(2) $ 75,428
                                       ========  ========    ========
Funds From Operations Per Common
 Share...............................  $   2.31  $   2.51(2) $   2.66
                                       ========  ========    ========
Financial Position (at end of Period)
 Total Assets........................  $549,638  $573,826    $667,831
 Notes and Bonds Payable.............   245,291   260,263     267,384
 Bank Borrowings.....................       --     11,200      31,700
 Stockholders' Equity................   269,873   269,403     339,460

--------
(1) Includes $23,550,000 or $0.83 per share gain on sale of properties. See "The Company."
(2) Favorably impacted by approximately $1,000,000 or $0.04 per share from a final settlement related to a partnership investment.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is in the business of acquiring health care facilities that it leases on a long-term basis to health care providers. On a more limited basis, the Company has provided mortgage financing for health care facilities. As of December 31, 1995, the Company's portfolio of properties, including equity investments, consists of 202 facilities that are located in 36 states. The portfolio is comprised of 144 long term care facilities, 31 congregate care and assisted living facilities, 12 medical office buildings, six acute care hospitals, six rehabilitation facilities, two physician group practice clinics and one psychiatric care facility. The gross acquisition price of the properties, including partnership acquisitions, is approximately $824.8 million at December 31, 1995.

RESULTS OF OPERATIONS

 Year Ended December 31, 1995 vs. Year Ended December 31, 1994

  Funds from operations totaled $75.4 million for the year ended December 31, 1995, an increase of 12.6% or $8.4 million as compared to $67 million for the year ended December 31, 1994. Net income for the year ended December 31, 1995 was $80.3 million, or $2.83 per share, on revenues of $105.7 million. This is compared to net income for the prior year of $50 million, or $1.87 per share, on revenues of $99 million. Net income and net income per share for the year ended December 31, 1995 included a $23.6 million, or $0.83 per share, gain on the sale of ten leased real estate properties. Under the terms of the sale, the Company received net cash proceeds of $8.4 million and is providing a 15 year mortgage in the initial amount of $34.8 million. Additionally, net income for the year ended December 31, 1994 was favorably influenced by a $1 million final settlement related to a partnership investment.

  The increase in total revenue of $6.7 million, or 6.8% is due primarily to increased base rents from facilities acquired in 1995 and a full year's rents on the 1994 acquisitions. In addition, the increases in additional rents and interest income of $1.4 million were the result of increases at most of the facilities that are eligible to pay such rents. The growth in additional rents and interest income was slowed somewhat by the sale and concurrent financing of certain real estate properties. Those sales converted the character of the returns on the assets from the base and additional rental income to interest income. Interest and other income increased $3.1 million primarily as a result of the addition of approximately $43 million in loans receivable during 1995.

  Interest expense decreased $.8 million, or 3.9% to $19.3 million for the year ended December 31, 1995 as compared to $20.1 million for the prior year. The decrease is primarily due to lower interest rates and lower average borrowings from the Company redeeming in March 1995, without penalty, $75 million of 9 7/8% Senior Notes that were due in 1998. This was offset by the Company issuing approximately $78 million in Senior Notes during 1995 with interest rates averaging 7.8%.

 Year Ended December 31, 1994 vs. Year Ended December 31, 1993

  Funds from operations totaled $67 million for the year ended December 31, 1994, an increase of 9.0% or $5.5 million over the $61.4 million for the prior year. Net income for the year ended December 31, 1994 was $50 million, or $1.87 per share, on revenues of $99 million, compared to net income of $44.1 million, or $1.66 per share, on revenues of $92.5 million for the prior year. These increases were primarily attributable to higher base rents and from higher levels of additional rental and interest income. Additionally, both the years ended December 31, 1994 and 1993 were favorably influenced by non-recurring income items totaling $1 million and $2 million, respectively.

  The increase in base rents of $4.4 million to $64.8 million was attributable to rents received in 1994 from newly acquired facilities and from a full year's rents on 1993 acquisitions.

  Additional rental and interest income increased by $2 million over the prior year to $16.7 million for 1994. Additional rental and interest income is a function of increases in facility revenues over specified base year revenues and/or increases based on inflation indices or other factors. The majority of the Company's investments, other than new facilities, contributed to this increase.

  Interest expense increased by $400,000 to $20.1 million stemming primarily from higher long term borrowings. In November 1993, the Company issued $100 million of 6% Convertible Subordinated Notes due 2000 (the "Convertible Subordinated Notes"). A portion of that offering was utilized early in December 1993 to redeem, without penalty, the $60 million of 9 1/2% Senior Notes due 1996 (the "9 1/2% Senior Notes"). The remaining $40 million supported the Company's acquisitions and construction projects in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed acquisitions through the sale of common stock, the issuance of long-term debt, the assumption of limited amounts of mortgage debt, the use of short-term bank lines and through internally generated cash flow. Facilities under construction are generally financed by means of cash on hand or short-term borrowings under the Company's existing bank lines. In the future, the Company may use its Medium-Term Note ("MTN") program to finance a portion of the costs of construction. At the completion of construction and commencement of the lease, short-term borrowings used in the construction phase are generally refinanced with new long-term debt or equity.

  On February 9, 1995, the Company issued 1,725,000 shares of Common Stock at $29 per share with net proceeds of approximately $47.4 million. During 1995, the Company issued a total of $78 million of MTNs, bearing interest from 6.62% to 9.00% and maturing between 2000 and 2015. On March 13, 1995 the proceeds from the issuance of the stock and MTNs were used to retire $75 million 9 7/8% Senior Notes due 1998 without penalty at par plus accrued interest. At December 31, 1995, stockholders equity in the Company totaled $339.5 million and the debt to equity ratio was 0.88 to 1. For the year ended December 31, 1995, funds from operations covered interest expense 4.9 to 1.

  At December 31, 1995, the Company had approximately $51 million available under its 1993 shelf registration statement for future issuance of MTNs from time to time based on Company needs and then existing market conditions. In September 1995, the Company registered $200 million of debt and equity securities under a shelf registration statement filed with the Securities and Exchange Commission of which this Offering is a part. At December 31, 1995, there was approximately $68 million unused on its $100 million revolving line of credit. This line of credit with a group of seven domestic and international banks expires on March 31, 1998. The Company's Senior and Convertible Subordinated Notes have been rated investment grade by debt rating agencies since 1986. Current ratings are as follows:

                                         MOODY'S STANDARD & POOR'S DUFF & PHELPS
                                         ------- ----------------- -------------
   Senior Notes.........................  Baa1         BBB+             A-
   Convertible
    Subordinated Notes..................  Baa2         BBB             BBB+

  Since inception in May 1985, the Company has recorded approximately $443 million in cumulative funds from operations. Of this amount, a total of approximately $362 million has been distributed to stockholders as dividends. The balance of approximately $81 million has been retained as an additional source of capital for the Company. Dividends paid or payable as a percentage of funds from operations were 80%, 79% and 80% for the years ended December 31, 1995, 1994 and 1993. Since commencing business in 1985, the Company has paid dividends equal to approximately 82% of funds from operations.

  As of December 31, 1995, the Company had commitments to purchase and construct health care facilities totaling approximately $128 million which were expected to be funded during 1996 or in 1997. Of the foregoing, on February 1, 1996, the Company invested in five long term care campuses in North and South Carolina for $49 million. These campuses include 631 congregate or assisted living units and 222 long term care beds. The Company has leased ten facilities to Emeritus Corporation ("Emeritus") for a 15 year term and made a loan to Emeritus for the remaining facility. Emeritus is one of the largest publicly traded providers of assisted living services in the United States. With this transaction, it is expected that revenues from Emeritus will approximate ten percent of the Company's current portfolio of rents.

  At December 31, 1995, the Company had approximately $30 million in irrevocable letters of credit from commercial banks to back the obligations of many of its Lessees' Lease and borrowers' Loan obligations. The Company may draw upon the letters of credit if there are any defaults under the Leases and/or Loans. Amounts available under letters of credit change from time to time; such changes may be material.

  Management believes that the Company's liquidity and sources of capital are adequate to finance its operations as well as its future investments in additional facilities.

                             DESCRIPTION OF NOTES

  This description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus under the heading "Description of the Debt Securities," to which description reference is hereby made.

GENERAL

  The Notes will be issued as a separate series of senior debt securities under an Indenture, dated as of September 1, 1993 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"), which has been incorporated by reference as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. The following summary of certain provisions of the Notes and of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture.

  The Notes will be senior unsecured obligations of the Company and will rank pari passu with all other senior unsecured indebtedness of the Company from time to time outstanding. The Indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder and the Notes will rank equally and ratably with all other debt securities issued under the Indenture. The Notes will not be listed on any national securities exchange. The Notes will not be redeemable prior to maturity.

  The Notes will be limited to $115,000,000 aggregate principal amount and will mature on February 15, 2006. The Notes will bear interest from their date of issuance at the rate shown on the cover of this Prospectus Supplement, payable semi-annually on February 15 and August 15 in each year, commencing on August 15, 1996, to holders of record on the preceding February 1 and August 1, respectively. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

  Except as described under "Description of the Debt Securities--Certain Covenants of the Company-- Limitation on Borrowing Money" in the Prospectus, the Indenture does not contain any other provisions that would afford Holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect Holders of the Notes.

GLOBAL NOTES, DELIVERY AND FORM

  The Notes will be represented by one fully registered global security (the "Global Security") which will be deposited with, or on behalf of, the Depositary. Except as set forth below, the Global security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

  So long as the Depositary or its nominee is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be the sole Holder of the Notes represented thereby, and the Trustee and the Company are only required to treat the Depositary or its nominee as the legal owner of the Notes, for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners (as defined below) of the Global Security representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Security representing the Notes shall be exchangeable or transferrable. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary and, if such person is not a Participant (as defined below), on the procedures of the Participant through which such person owns its interest to exercise any rights of a Holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security representing the Notes.

  The following is based on information furnished by the Depositary:

    The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One fully registered Global Security will be issued for the Notes, in the aggregate principal amount of the Notes, and will be deposited with the Depositary.

    The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by the Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Security representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Security representing the Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for the Notes is discontinued.

    To facilitate subsequent transfers, the Global Security representing the Notes which is deposited with the Depositary is registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of the Global Security with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Security representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will by governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Security representing the Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Global Security representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  If the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed within 90 days, the Company will issue certificated Notes in exchange for the Notes represented by the Global Security. In addition, the Company may at any time and in its sole discretion determine to discontinue use of the Global Security and, in such event, will issue definitive Notes in exchange for the Notes represented by the Global Security. Notes so issued will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity or until the notes are issued in definitive form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in a Purchase Agreement (the "Purchase Agreement"), by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amount of Notes set forth opposite their names below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                                    PRINCIPAL
UNDERWRITER                                                           AMOUNT
-----------                                                        ------------
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated................................................ $ 57,500,000
Goldman, Sachs & Co...............................................   57,500,000
                                                                   ------------
      Total....................................................... $115,000,000
                                                                   ============

  The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .4% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of such principal amount of the Notes on sales to certain other dealers. After the initial public Offering, the public Offering price and concession and discount may be changed.

  The Notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Notes. The Underwriters have advised the Company that they intend to make a market in the Notes; however, such market-making may be discontinued at any time.

  Settlement for the Notes will be made in immediately available funds. See "Description of Notes--Same-Day Settlement and Payment."

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PROSPECTUS
                      HEALTH CARE PROPERTY INVESTORS, INC.

                                  SECURITIES

  Health Care Property Investors, Inc. (the "Company") may offer from time to time, in one or more series, its unsecured debt securities (the "Debt Securities"), shares of its Preferred Stock, par value $1.00 per share (the "Preferred Stock") and shares of its Common Stock, par value $1.00 per share (the "Common Stock"). The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities." The Securities will have an aggregate Offering price of $200,000,000 and will be offered on terms to be determined at the time of the Offering.

  In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in the accompanying supplement to this Prospectus (the "Prospectus Supplement") and/or a related pricing supplement (the "Pricing Supplement"). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and any other specific term of the series of Preferred Stock will be set forth in the accompanying Prospectus Supplement. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

  Securities may be sold directly, through agents from time to time or through underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement.

  The Debt Securities, if issued, will rank on parity with all other unsecured and unsubordinated indebtedness of the Company. See "Description of the Debt Securities."

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
           THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

                               ----------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                                  -----------

               The date of this Prospectus is November 1, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be examined without charge at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (ii) proxy statement dated March 17, 1995, (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995,
(iv) Current Report on Form 8-K dated September 9, 1993, and (v) the description of the Common Stock contained in the Company's Registration Statement on Form 10, dated May 7, 1985 (File No. 1-8895), including amendments dated May 20, 1985 and May 23, 1985, in each case as filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus and shall be deemed to be a part hereof.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests for such copies should be directed to James G. Reynolds, Executive Vice President and Chief Financial Officer, Health Care Property Investors, Inc., 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024, (310) 473-1990.

                                  THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust. The Company was organized to invest in health care related real estate located throughout the United States, including long term care facilities, acute care and rehabilitation hospitals, psychiatric facilities, congregate care and assisted living facilities, medical office buildings and physician clinics. At June 30, 1995, the Company owned an interest in 164 properties located in 32 states, which are leased pursuant to long-term leases (the "Leases") to 32 health care providers (the "Lessees"). These Lessees currently include Beverly Enterprises, Inc. ("Beverly"), Columbia/HCA Healthcare Corp. ("Columbia"), Horizon/CMS Healthcare Corp. ("Horizon"), Healthsouth Corporation ("Healthsouth"), The Hillhaven Corporation ("Hillhaven") and Tenet Healthcare Corporation ("Tenet"). The Company also holds mortgage loans on 23 properties that are owned and operated by 10 health care providers, including Beverly and OrNda Healthcare ("OrNda"). Of the health care providers, Hillhaven and Beverly account for approximately 22% and 11% respectively, of the Company's total revenue as of June 30, 1995. The gross acquisition price of the Company's 187 leased or mortgaged properties (the "Properties"), including partnership acquisitions and mortgage loan acquisitions, was approximately $754 million.

  The Leases provide for initial base rental rates which in the two years ended June 30, 1995 have ranged from 8.77% to 12.34% per annum of the acquisition price of the related Property. Rental rates vary by Lease, taking into consideration many factors, including, but not limited to, credit of the Lessee, operating performance of the facility, interest rates at the commencement of the Lease and location, type and physical condition of the facility. Most of the Leases provide for additional rents which are based upon a percentage of increased revenue over specific base period revenue of the leased Properties. The remainder of the Leases have annual fixed rent or interest increases or rent increases based on inflation indices. The mortgage loans ("Loans") held by the Company bear initial interest rates which in the two years ended June 30, 1995 have ranged from 9.86% to 11.71% per annum. Loans originated by the Company generally provide for annual increases in the interest rate. Additional rents and interest received for the six months ended June 30, 1995 and the years ended December 31, 1994, 1993 and 1992 were $9.7 million, $16.7 million, $14.7 million and $12.5 million, respectively. The primary or fixed terms of the Leases generally range from 10 to 15 years, and generally have one or more five-year (or longer) renewal options. The average remaining base lease term on the Company's portfolio of properties is approximately seven years; the average remaining term on the Loans is approximately 10 years. Obligations under the Leases, in most cases, have corporate parent or shareholder guarantees; 74 Leases and Loans covering 12 facilities are backed by irrevocable letters of credit from various financial institutions which cover from three to 12 months of Lease or Loan payments. The Lessees and mortgagors are required to renew such letters of credit during the Lease or Loan term in amounts which may change based upon the passage of time, improved operating cash flows or improved credit ratings.

  Of the Company's 187 Properties, 63 are currently leased to Hillhaven, which is the second largest long term care provider in the United States. Rental income from these 63 Properties accounted for 23%, 24% and 27% of the Company's total revenue for the years ended December 31, 1994, 1993 and 1992, respectively. Based upon public reports, for the year ended May 31, 1995, Hillhaven reported net operating revenue and net income of approximately $1.6 billion and $51 million, respectively, and total assets and stockholders' equity of approximately $1.3 billion and $420 million, respectively. On April 24, 1995, Hillhaven and Vencor, Inc. announced the signing of a definitive merger agreement, which was amended and restated as of July 31, 1995, pursuant to which Vencor, Inc. would acquire Hillhaven. All Properties leased by the Company to Hillhaven are unconditionally guaranteed by Tenet.

  Five Properties (two acute care hospitals, two rehabilitation hospitals and one psychiatric facility) were initially leased to subsidiaries of Tenet. In January 1994, subsidiaries of Tenet assigned the leases for the two rehabilitation hospitals to Healthsouth. Rental income from these five Properties accounted for 13%, 14% and 16% of the Company's total revenue for the years ended December 31, 1994, 1993 and 1992, respectively. For the year ended December 31, 1994, the two rehabilitation hospitals and the three remaining Properties leased to Tenet subsidiaries contributed 5% and 8% of the Company's total revenue, respectively. In March 1995 the lease on the psychiatric facility was assigned to a new lessee. For the six months ended June 30, 1995, rental income from the Properties operated by Healthsouth accounted for 5% and the two Properties operated by Tenet subsidiaries accounted for 8% of total revenue. Tenet remains financially responsible to the Company under its unconditional guarantee on the five Properties. Tenet is one of the nation's largest health care services companies, providing a broad range of services through the ownership and management of health care facilities. Based upon public reports, for the year ended May 31, 1995, Tenet reported net operating revenue and net income of approximately $3.3 billion and $165 million, respectively, and total assets and stockholders' equity of approximately $7.9 billion and $2.0 billion, respectively. The following discussion is derived from public reports distributed by Tenet: Tenet has been involved in certain significant legal proceedings and investigations related principally to its psychiatric business and has settled the most significant of these matters. Tenet expects that additional lawsuits alleging malpractice at its psychiatric facilities and the existence of a corporate-wide conspiracy to commit wrongful acts may be filed from time to time. Tenet believes that its remaining reserves established for these matters are adequate to cover its ultimate liability. In the event such reserves are not adequate, the adverse determination of these matters could have a material adverse effect on Tenet's financial condition and results of operation. On March 1, 1995 National Medical Enterprises, Inc. (as Tenet was then called), acquired American Medical Holdings, Inc., changed its name to Tenet Healthcare Corporation and became the second largest investor-owned healthcare provider in the United States.

  In September 1988, the Company leased 25 long term care facilities and one congregate care living center to subsidiaries of Beverly, which is the largest provider of long term care in the United States. Rental income from these leases represented approximately 12% of the Company's total revenue for the year ended December 31, 1994. In April 1995, the Company sold 10 leased facilities to Beverly for $43,450,000, resulting in a gain of $23,550,000. Under the terms of the sale, the Company received net cash proceeds of $8,387,000 and is providing a 15 year mortgage to Beverly in the amount of $34,760,000. This transaction has changed the character of the revenue from these 10 facilities from rental income to interest income. Based upon public reports, Beverly's net operating revenue and net income for the six months ended June 30, 1995 were approximately $1.6 billion and $31 million, respectively; and Beverly's total assets and shareholders' equity as of June 30, 1995 were approximately $2.6 billion and $1.0 billion, respectively. For the year ended December 31, 1994, Beverly reported net operating revenue and net income of approximately $3 billion and $75 million, respectively.

  The Company leases five Properties to Horizon Healthcare Corporation ("Horizon Healthcare"), and rental income from these Properties accounted for 4% of the Company's total revenue for the year ended December 31, 1994. Continental Medical Systems, Inc. ("CMS") leases three rehabilitation hospitals from the Company and the revenue from these leases accounted for approximately 6% of total revenue for the year ended December 31, 1994. In July 1995, Horizon Healthcare and CMS merged to form Horizon. The merger created one of the largest specialty health care providers in the United States. For the six months ended June 30, 1995, the revenues from Horizon Healthcare and CMS represented 4% and 6%, respectively, of the Company's total revenues. For the year ended May 31, 1995, Horizon Healthcare reported total operating revenues and net income of $639 million and $31 million, respectively, and total assets and stockholders' equity of approximately $724 million and $420 million, respectively. Based upon public reports, CMS's total operating revenues and net income for the nine months ended March 31, 1995 was approximately $738 million and $4 million, respectively; and total assets and stockholders' equity as of March 31, 1995 were approximately $722 million and $241 million, respectively.

  The Company holds first mortgage loans secured by two hospitals and two medical office buildings initially totaling $34.5 million to First Texas Medical, Inc. and LMH Investment Company (the "Mortgage Loans"). Both hospitals are managed by and leased to HCA Health Services of Texas, Inc., a wholly-owned subsidiary of Columbia. Based upon public reports, Columbia's net operating revenue and net income for the six months ended June 30, 1995 were approximately $8.7 billion and $340 million, respectively; and Columbia's total assets and stockholders' equity as of June 30, 1995 were approximately $17.5 billion and $6.4 billion, respectively. For the year ended December 31, 1994, Columbia reported net operating revenue and net income of approximately $11.1 billion and $630 million, respectively. On April 25, 1995, the completion of the merger of Columbia and

HealthTrust, Inc.-The Hospital Company ("HealthTrust") was announced. At June 30, 1995, the Company has provided or has committed to provide approximately $42.9 million in acquisition or construction funds for seven medical office buildings which are leased or are to be leased by HealthTrust.

  Since 1987 the Company has committed to the development of 24 facilities, including five rehabilitation hospitals, seven congregate care and assisted living facilities, five long term care facilities and seven medical office buildings representing an aggregate investment of $170.6 million. As of June 30, 1995, 20 facilities totaling $152.1 million have been completed. The completed facilities comprise five rehabilitation hospitals, five congregate care and assisted living facilities, four long term care facilities and six medical office buildings. The remaining development projects are scheduled for completion in 1995 and 1996. Simultaneously with the commencement of each of these development programs, the Company enters into a lease agreement with the developer/operator. The base rent under the lease is established at a rate equivalent to a specified number of basis points over the ten-year United States Treasury securities' yield at the conclusion of development.

  The Company anticipates acquiring additional health care related facilities and leasing them to health care operators or investing in mortgages secured by health care facilities.

  References herein to the Company include Health Care Property Investors, Inc. and its wholly-owned subsidiaries, unless the context otherwise requires. The Company's principal offices are located at 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024, and its telephone number is
(310) 473-1990.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Set forth below is selected consolidated financial data with respect to the Company for the years ended December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1994 and 1995. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included in the Company's Exchange Act Reports which are incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference."

                                                       SIX MONTHS ENDED
                                                           JUNE 30,
                          YEAR ENDED DECEMBER 31,         (UNAUDITED)
                         ----------------------------  ----------------------
                           1992      1993      1994      1994          1995
                         --------  --------  --------  --------      --------
                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                           AMOUNTS)
Revenue
 Base Rental Income..... $ 58,326  $ 60,389  $ 64,811  $ 31,873      $ 33,826
 Additional Rental and
  Interest Income.......   12,511    14,698    16,707     8,230         9,703
 Interest and Other
  Income................   10,923    15,188    15,042     7,794         8,369
 Facility Operating
  Revenue...............    1,967     2,274     2,436     1,109           741
                         --------  --------  --------  --------      --------
                           83,727    92,549    98,996    49,006        52,639
                         --------  --------  --------  --------      --------
Expenses
 Interest Expense.......   19,780    19,728    20,133    10,028         9,474
 Depreciation/Noncash
  Charges...............   18,062    17,862    17,521     8,863         9,379
 Other Expenses.........    4,950     5,147     5,185     2,610         3,047
 Facility Operating
  Expenses..............    1,904     2,306     2,595     1,184           720
                         --------  --------  --------  --------      --------
                           44,696    45,043    45,434    22,685        22,620
                         --------  --------  --------  --------      --------
Income from Operations..   39,031    47,506    53,562    26,321        30,019
Minority Interests......   (3,316)   (3,419)   (3,585)   (1,861)       (1,947)
Gain on Sale of Real
 Estate Properties......      --        --        --        --         23,550
                         --------  --------  --------  --------      --------
Net Income.............. $ 35,715  $ 44,087  $ 49,977  $ 24,460(/2/) $ 51,622(/1/)
                         ========  ========  ========  ========      ========
Net Income Per Common
 Share.................. $   1.38  $   1.66  $   1.87  $   0.92(/2/) $   1.83(/1/)
                         ========  ========  ========  ========      ========
Funds From Operations... $ 53,580  $ 61,427  $ 66,966  $ 33,067(/2/) $ 37,182
                         ========  ========  ========  ========      ========
Funds From Operations
 Per Common Share....... $   2.07  $   2.31  $   2.51  $   1.24(/2/) $   1.32
                         ========  ========  ========  ========      ========
Financial Position (at
 end of Period)
 Total Assets........... $509,150  $549,638  $573,826  $545,683      $607,176
 Notes and Bonds
  Payable...............  193,060   245,291   260,263   243,346       227,023
 Bank Borrowings........   12,700       --     11,200       --         10,100
 Stockholders' Equity...  271,375   269,873   269,403   269,430       341,500

--------
(/1/) Includes $23,550,000 or $0.83 per share gain on sale of properties. See
      "The Company."

(/2/) Favorably impacted by approximately $1,000,000 or $0.04 per share from a non-recurring final settlement related to a partnership investment.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                          SIX
                                                                         MONTHS
                                               YEAR ENDED DECEMBER 31,   ENDED
                                               ------------------------ JUNE 30,
                                               1990 1991 1992 1993 1994   1995
                                               ---- ---- ---- ---- ---- --------
Ratio of Earnings to Fixed Charges............ 2.21 2.30 2.77 3.06 3.35   3.70

--------
(1) In computing the ratios of earnings to fixed charges: (a) earnings have been based on consolidated income from operations before fixed charges (exclusive of capitalized interest) and (b) fixed charges consist of interest on debt including amounts capitalized and the pro rata share of the partnerships' fixed charges.

                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for general corporate purposes, including the repayment of outstanding indebtedness, the acquisition of health care related properties and the construction thereof.

                      DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities are to be issued under an existing indenture (the "Indenture") dated as of September 1, 1993 between the Company and The Bank of New York, as Trustee (the "Trustee"), which has been filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definitions therein of certain terms and for other information regarding the Debt Securities. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Copies of the Indenture are available for inspection during normal business hours at the principal executive offices of the Company, 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024.

  The following sets forth certain general terms and provisions of the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement (the "Offered Debt Securities"). Further terms of the Offered Debt Securities are set forth in the applicable Prospectus Supplement and/or an applicable Pricing Supplement.

GENERAL

  The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series. All securities issued under the Indenture will rank equally and ratably with all other securities issued under the Indenture.

  The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Debt Securities are not, by their terms, subordinate in right of payment to any other indebtedness of the Company.

  The Prospectus Supplement and any related Pricing Supplement will describe certain terms of the Offered Debt Securities, including (a) the title of the Offered Debt Securities; (b) any limit on the aggregate principal amount of the Offered Debt Securities and their purchase price; (c) the date or dates on which the Offered Debt

Securities will mature; (d) the rate or rates per annum (or manner in which interest is to be determined) at which the Offered Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue;
(e) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates;
(f) any mandatory or optional sinking fund or analogous provisions; (g) additional provisions, if any, for the defeasance of the Offered Debt Securities; (h) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (i) whether the Offered Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depositary for such Registered Global Security or Securities; (j) any applicable material United States federal income tax consequences; and (k) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

  Principal of, premium, if any, and interest, if any, on the Debt Securities will be payable at such place or places as are designated by the Company and set forth in the applicable Prospectus Supplement. Interest, if any, on the Debt Securities will be paid, unless otherwise provided in the applicable Prospectus Supplement, by check mailed to the person in whose name the Debt Securities are registered at the close of business on the record dates designated in the applicable Prospectus Supplement at the address of the related holder appearing on the register of Debt Securities. The Trustee will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of Debt Securities, subject to any restrictions set forth in the applicable Prospectus Supplement relating to the Debt Securities.

  Unless otherwise provided in the applicable Prospectus Supplement or Pricing Supplement, the Debt Securities will be issued only in fully registered form without coupons, and in denominations of $1,000 or any larger amount that is an integral multiple of $1,000. Debt Securities may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture.

  Debt Securities will bear interest at a fixed rate or a floating rate. The Debt Securities may be issued at a price less than their stated redemption price at maturity, resulting in such Debt Securities being treated as issued with original issue discount for federal income tax purposes ("Original Issue Discount Debt Securities"). Such Original Issue Discount Debt Securities may currently pay no interest or interest at a rate which at the time of issuance is below market rates. Special federal income tax and other considerations applicable to any such discounted Notes will be described in the Prospectus Supplement or Pricing Supplement relating thereto.

  The Indenture provides that all Debt Securities of any one series need not be issued at the same time and that the Company may, from time to time, issue additional Debt Securities of a previously issued series. In addition, the Indenture provides that the Company may issue Debt Securities with terms different from those of any other series of Debt Securities and, within a series of Debt Securities, certain terms (such as interest rate or manner in which interest is calculated and maturity date) may differ.

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a holder may not convert any Debt Security, and such Debt Security shall not be convertible by any holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the Company's Common Stock.

GLOBAL DEBT SECURITIES

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Principal, premium, if any, and interest payments of Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

CERTAIN COVENANTS OF THE COMPANY

 Limitation on Borrowing Money

  The Company covenants in the Indenture that it will not create, assume, incur, or otherwise become liable in respect of, any

    (a) Senior Debt (as defined below) unless the aggregate principal amount of Senior Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 300% of Capital Base (as defined below), or (ii) 500% of Tangible Net Worth (as defined below); and

    (b) Non-Recourse Debt (as defined below) unless the aggregate principal amount of Senior Debt and Non-Recourse Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 500% of Capital Base.

  For the purpose of this limitation as to borrowing money, "Senior Debt" shall mean all Debt other than Non-Recourse Debt and Subordinated Debt; "Debt," with respect to any Person, shall mean (i) its indebtedness, secured or unsecured, for borrowed money; (ii) Liabilities secured by any existing lien on property owned by such Person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at the implicit rate if known and at 9% otherwise) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); "Capital Lease" shall mean at any time any lease of Property which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; "Capital Lease Obligation" shall mean at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be so required to be capitalized on a balance sheet of the lessee; "Property" shall mean any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible; "Person" shall mean an individual, partnership, joint venture, joint-stock company, association, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof; "Non-Recourse Debt" with respect to any Person, shall mean any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; "Subordinated Debt" shall mean any unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Debt (to which appropriate reference shall be made in the instruments evidencing such other Debt if not contained therein) to the Debt Securities (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); "Capital Base" shall mean, at any date, the sum of Tangible Net Worth and Subordinated Debt; "Tangible Net Worth" shall mean, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation, and other proper reserves) of the Tangible Assets of the Company at such date, minus the amount of its Liabilities at such date; "Tangible Assets" shall mean all assets of the Company (including assets held subject to Capital Leases and other arrangements pursuant to which title to the Property has been retained by or vested in some other Person for security purposes) except: (i) deferred assets other than prepaid insurance, prepaid taxes and deposits; (ii) patents, copyrights, trademarks, trade names, franchises, goodwill, experimental expense and other similar intangibles; and (iii) unamortized debt discount and expense; and "Liabilities" shall mean any date the items shown as liabilities on the balance sheet of the Company, except any items of deferred income, including capital gains.

 Consolidation, Merger and Sale of Assets

  The Company shall not consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any person unless the Company shall be the continuing corporation, or the successor corporation or person to which such assets are transferred or leased shall be organized under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume the Company's obligations on the Debt Securities and under such Indenture, and after giving effect to such transaction no Event of Default shall have occurred and be continuing, and certain other conditions are met.

 Additional Covenants

  Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement and/or Pricing Supplement relating thereto.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of such series when due; (b) failure to pay any interest on any Debt Security of such series when due, continued for 30 days;
(c) failure to deposit any sinking fund payment when due in respect of any Debt Security of such series; (d) failure to perform any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of one or more series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee to the Company or by the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series to the Company and the Trustee as provided in the Indenture; (e) certain events in bankruptcy, insolvency, conservatorship, receivership or reorganization of the Company; (f) an acceleration of any other indebtedness of the Company, in an aggregate principal amount exceeding $20,000,000, not rescinded or annulled within 10 days after written notice is given as provided in the Indenture; and
(g) the occurrence of any other Event of Default provided with respect to the Debt Securities of that series.

  If an Event of Default with respect to the Outstanding Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all the Outstanding Debt Securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to a series of Debt Securities, give to the holders of the Outstanding Debt Securities of such series notice of all uncured defaults known to it. Except in the case of default in the payment of principal, premium, if any, or interest, if any, on any Debt Securities of a series, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of Outstanding Debt Securities of such series.

  The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain other limitations, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION, WAIVER AND AMENDMENT

  The Indenture provides that modifications and amendments may be made by the Company and the Trustee to the Indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of, premium, if any, or interest, if any, on any Debt Security; (b) reduce the principal amount of, premium, if any, or interest, if any, on any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Debt Security payable upon acceleration of the Stated Maturity thereof; (d) change the place or currency of payment of the principal of, premium, if any, or interest, if any, on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series will be able, on behalf of all holders of the Debt Securities of that series, to waive compliance by the Company with certain restrictive provisions of the Indenture, or any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal, premium, if any, or interest, if any, or in respect of a provision of the Indenture which cannot be amended or modified without the consent of the holder of each Outstanding Debt Security of the series affected.

SATISFACTION AND DISCHARGE OF INDENTURE

  The Indenture, with respect to any and all series of Debt Securities (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of, premium, if any, or interest, if any, on any Debt Securities), will be discharged and cancelled upon the satisfaction of certain conditions, including the payment in full of the principal of, premium, if any, and interest, if any, on all of the Debt Securities of such series or the deposit with the Trustee of an amount of cash sufficient for such payment or redemption, in accordance with the Indenture.

DEFEASANCE

  The Company will be able to terminate certain of its obligations under the Indenture with respect to the Debt Securities of any series on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee cash or U.S. government obligations (or combination thereof) sufficient to pay the principal of, premium, if any, and interest, if any, on the Debt Securities of such series to their maturity or redemption date in accordance with the terms of the Indenture and such Debt Securities.

GOVERNING LAW AND CONSENT TO JURISDICTION

  The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of California.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; provided, however, that if the Trustee acquires any conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended.

  The Indenture provides that, in case an Event of Default should occur and be continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Restatement of the Company (the "Charter Documents"), and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

GENERAL

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $1.00 par value per share, and 50,000,000 shares of Preferred Stock, $1.00 par value per share. See "Description of Common Stock."

  Under the Charter Documents, the Board of Directors of the Company is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of preferred stock of the Company, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

CERTAIN PROVISIONS OF THE CHARTER DOCUMENTS

  See "Description of Common Stock--Redemption and Business Combination Provisions" for a description of certain provisions of the Charter Documents, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

DIVIDEND RIGHTS

  Holders of shares of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

  So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCE

  In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets or payment is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution or payment to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

  If such payment shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes of stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

  A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

  So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series, and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company) ranking junior to the Preferred Stock of such series as to dividends and upon liquidation.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

CONVERSION RIGHTS

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. See "Description of Common Stock."

VOTING RIGHTS

  Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

  So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking prior to such series of Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

RESTRICTIONS ON OWNERSHIP

  For the Company to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

                          DESCRIPTION OF COMMON STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $1.00 per share, and 50,000,000 shares of Preferred Stock, par value $1.00 per share. The following description is qualified in all respects by reference to the Charter Documents of the Company, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, the Amended and Restated Bylaws of the Company, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and the Rights Agreement between the Company and Chemical Trust Company of California, as Rights Agent, a copy of which was filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the Commission on July 17, 1990.

COMMON STOCK

  All shares of Common Stock participate equally in dividends payable to holders of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to holders of Common Stock on liquidation, dissolution, or winding up of the Company, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock are, and the Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the Common Stock do not have preference, conversion, exchange or preemptive rights. The Common Stock is listed on the New York Stock Exchange (NYSE
Symbol: HCP).

STOCKHOLDER RIGHTS PLAN

  On July 5, 1990, the Board of Directors of the Company declared a dividend distribution of one right (each, a "Right") for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on July 30, 1990. When exercisable, each Right entitles the registered holder to purchase from the Company one share of the Company's Common Stock at a price of $47.50 per share, subject to adjustment. Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Board also authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between July 30, 1990 and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (all as defined in the Rights Agreement). Each share of Common Stock offered hereby will have upon issuance one Right attached.

  The Rights will become exercisable and will detach from the Common Stock upon the earlier of (i) the tenth day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, or (ii) the tenth day after any person or group commences, or announces an intention to commence, a tender or exchange offer which, if consummated, would result in the beneficial ownership by a person or group of 30% or more of the Company's Common Stock (the earlier of (i) and (ii) being the "Distribution Date"). If such person or group acquires beneficial ownership of 15% or more of the Company's Common Stock (except pursuant to certain cash tender offers for all outstanding Common Stock approved by the Board of Directors) or if the Company is the surviving corporation in a merger and its Common Stock is not changed or exchanged, each Right will entitle the holder to purchase, at the Right's then current exercise price, that number of shares of the Company's Common Stock having a market value equal to twice the exercise price. Similarly, if after the Rights become exercisable, the Company merges or consolidates with, or sells 50% or more of its assets or earning power to, another person, each Right will then entitle the holder to purchase, at the Right's then current exercise price, that number of shares of the stock of the acquiring company which at the time of such transaction would have a market value equal to twice the exercise price.

  The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right by the Board of Directors at any time until ten days following the public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's outstanding Common Stock. The Board of Directors may, under certain circumstances, extend the period during which the Rights are redeemable or postpone the Distribution Date. The Rights will expire on July 30, 2000, unless earlier redeemed.

TRANSFER RESTRICTIONS, REDEMPTION AND BUSINESS COMBINATION PROVISIONS

  If the Board of Directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of more than 9.9% or more of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, the Board of Directors shall have the power (i) by lot or other means deemed equitable by it to call for the purchase from any stockholder of the Company a number of voting shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of such beneficial owner to a level of no more than 9.9% of the outstanding voting shares of the Company's capital stock, and (ii) to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the Board of Directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of capital stock of the Company. Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisitions are sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the Board of Directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

  The Charter Documents require that, except in certain circumstances, Business Combinations (as defined below) between the Company and a beneficial holder of 10% or more of the Company's outstanding voting stock (a "Related Person") be approved by the affirmative vote of at least 90% of the outstanding voting shares of the Company.

  A Business Combination is defined in the Charter Documents as (a) any merger or consolidation of the Company with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as defined below) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person, (c) any merger or consolidation of a Related Person with or into the Company, (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company, (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the

Company to a Related Person, and (f) any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Company as of the end of its most recent fiscal year ending prior to the time the determination is being made.

  The foregoing provisions of the Charter Documents and certain other matters may not be amended without the affirmative vote of at least 90% of the outstanding voting shares of the Company.

  The Rights and the foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem to be in their interests or in which they might receive a substantial premium. The Board of Directors' authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See "Description of Preferred Stock." The Rights and the foregoing provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board of Directors believes that inclusion of the Business Combination provisions in the Charter Documents and the Rights may help assure fair treatment of stockholders and preserve the assets of the Company.

  The foregoing summary of certain provisions of the Rights and the Charter Documents does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and, the Charter Documents and the Rights Agreement, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

  Chemical Bank, New York, New York, and Chemical Trust Company of California, Los Angeles, California, act as co-transfer agents and co-registrars of the Common Stock.

           CERTAIN FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY

  The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

  General. The Company elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1985. The Company believes that, commencing with its taxable year ended December 31, 1985, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

  These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Latham & Watkins has acted as tax counsel to the Company in connection with this Prospectus and the Company's election to be taxed as a REIT.

  Latham & Watkins rendered an opinion to the Company as of September 21, 1995 to the effect that commencing with the Company's taxable year ended December 31, 1985, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation would enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and was conditioned upon certain representations made by the Company as to factual matters and that Latham & Watkins undertook no obligation to update this opinion subsequent to such date. In addition, this opinion was based upon the factual representations of the Company as set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation in any particular taxable year will satisfy such requirements. See "--Failure to Qualify."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year,
(ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-in Gain assume that the Company will make an election pursuant to IRS Notice 88-19.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust.

  The Company believes it has satisfied conditions (5) and (6). In addition, the Company's Charter Documents provide for restrictions regarding transfer of the Company's capital stock, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirement described in
(6) above. Such transfer restrictions are described in "Transfer Restrictions, Redemption and Business Combination Provisions." There can be no assurance, however, that such transfer restrictions will, in all cases, prevent a violation of the stock ownership provisions described in (6) above. The ownership and transfer restrictions pertaining to a particular class or series of capital stock will be described in the applicable Prospectus Supplement pertaining to such class or series.

  The Company owns interests in various partnerships. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the real estate investment trust for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships in which the Company is a partner will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

  The Company owns and operates a number of properties through subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company.

  Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a real estate investment trust described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the real estate investment trust, or an owner of 10% or more of the real estate investment trust, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the real estate investment trust generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the real estate investment trust derives no revenue; provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company has represented that it does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  The Company expects to recognize income from the performance of certain management and administrative services relating to the partnerships in which it owns interests. At least a portion of this income will not be qualifying income under the 95% and 75% gross income tests described above. The Company believes that the aggregate amount of this service income (and any other nonqualifying income) in any taxable year will not exceed the limits on nonqualifying income under the gross income tests described above.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a real estate investment trust for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above under "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of

(i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-in Gain Asset during its Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates.

  It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

  Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements set forth above.

TAX RISKS ASSOCIATED WITH THE PARTNERSHIPS

  The Company owns interests in various partnerships. The ownership of an interest in a partnership may involve special tax risks, including the possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company, and (ii) the status of a partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If any of the partnerships were treated as an association taxable as a corporation for federal income tax purposes, the partnership would be treated as a taxable entity. In addition, in such a situation, (i) if the Company owned more than 10% of the outstanding voting securities of such partnership, or the value of such securities exceeded 5% of the value of the Company's assets, the Company would fail to satisfy the asset tests described above and would therefore fail to qualify as a REIT, (ii) distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and could, therefore, make it more difficult for the Company to satisfy such test, (iii) the interest in any of the partnerships held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75% asset test described above, and (iv) the Company would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. See "--Failure to Qualify" for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The Company believes that each of the partnerships in which the Company owns an interest will be treated for tax purposes as a partnership (rather than an association taxable as a corporation). No assurance can be given that the IRS will not successfully challenge the status of the partnerships as partnerships.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Such a failure to qualify for taxation as a REIT would reduce the cash available for distribution by the Company to stockholders and could have an adverse effect on the market value and marketability of the Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

STATE AND LOCAL TAXES

  The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. Such tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby directly or through agents, underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated.

  Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company may also sell Securities to an agent as principal. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale of Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the applicable Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Securities may also be offered and sold, if so indicated in any Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If so indicated in any Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the applicable Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Brown & Wood, Los Angeles, California, will act as counsel for any agents or underwriters. Paul C. Pringle is a partner of Brown & Wood and owns 3,000 shares of the Company's Common Stock.

                                    EXPERTS

  The financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-
TION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................   S-2
The Company...............................................................   S-3
Health Care Reform........................................................   S-5
Recent Developments.......................................................   S-6
Properties................................................................   S-6
Use of Proceeds...........................................................  S-10
Capitalization............................................................  S-10
Ratio of Earnings to Fixed Charges........................................  S-11
Selected Consolidated Financial Data......................................  S-11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-12
Description of Notes......................................................  S-14
Underwriting..............................................................  S-17

                                   PROSPECTUS
                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Selected Consolidated Financial Data......................................     6
Ratio of Earnings to Fixed Charges........................................     7
Use of Proceeds...........................................................     7
Description of the Debt Securities........................................     7
Description of Preferred Stock............................................    13
Description of Common Stock...............................................    17
Certain Federal Income Tax Considerations to the Company..................    19
Plan of Distribution......................................................    24
Legal Matters.............................................................    25
Experts...................................................................    25

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                                  $115,000,000

                              HEALTH CARE PROPERTY
                                INVESTORS, INC.

                               6.5% SENIOR NOTES
                             DUE FEBRUARY 15, 2006

                            ----------------------

                             PROSPECTUS SUPPLEMENT

                            ----------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                               FEBRUARY 13, 1996

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